                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00a.m. CT
                                                           Confirmation # 483198
                                                                          Page 1

                                        Filed by Perry Ellis International, Inc.
                                        pursuant to rule 425 under the
                                        Securities Act of 1933, as amended,
                                        and deemed filed under Rule 14a-12
                                        under the Securities Exchange Act of
                                        1934, as amended.
                                        _________________

                                        Subject Company: Perry Ellis
                                        International, Inc.
                                        Commission File No. 333-103848

                         PERRY ELLIS INTERNATIONAL, INC.

                           Moderator: Rosemary Trudeau
                                  May 22, 2003
                                  9:00 a.m. CT

Operator: Good day everyone and welcome to the Perry Ellis first quarter fiscal year 2004 results conference call. Today's call is being recorded.

        At this time for opening remarks and introductions, I would like to turn the conference over to the vice president of finance, Ms. Rosemary Trudeau. Please go ahead.

Rosemary Trudeau: Thank you, operator. Good morning, ladies and gentlemen, and welcome to the Perry Ellis first quarter fiscal 2004 conference call. At this time, as the operator indicated, all participants are in a listen-only mode. Later we will conduct a question and answer session. You should have received a copy of the press release that contained the income statement and the balance sheet, which was released after the market closed last night. If you have not received a copy of the press release, please contact my office at 305-418-1247 and we will fax one out to you immediately.

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00a.m. CT
                                                           Confirmation # 483198
                                                                          Page 2

        I need to go through some safe harbor statements with you. It's going to be fairly lengthy, but please bear with me.

        Before we begin I would like to remind you that some of the remarks we make during this call will contain so-called forward-looking statements that are made pursuant to the safe harbor provisions in the Private Securities Litigation Reform Act of 1995. Such statements which are not historical fact are subject to various risks and uncertainties as described in our earnings press release and in Perry Ellis' SEC filings and periodic reports.

        You should also be aware that the actual results of Perry Ellis could defer - differ materially from those expressed or indicated by our forward-looking statement. Factors that could cause or contribute to such differences include but are not limited to general economic conditions, the effectiveness of Perry Ellis' planned advertising, marketing, and promotional campaign, the ability of Perry Ellis to contain cost, Perry Ellis' future capital needs, changes in fashion trends, growth related to the retail industry, (use) of contract manufacturing and foreign sourcing, import restrictions, competition, seasonality, the level of consumer spending for apparel and other merchandise, exposure to foreign currency risk, possible disruption in commercial activities due to terrorist activities and armed conflict and other factors, including those set forth in Perry Ellis' filing with the Securities & Exchange Commission. You should also note that any forward-looking statements speak only as of the day hereof and Perry Ellis (disclaims) and any intent or obligation to update the same.

        To the extent we speak today about the pending merger with Salant Corporation, please be advised that Perry Ellis filed a registration statement on form S4, SEC file number 333-103848, with the SEC in connection with proposed Salant merger, which contains a joint property statement prospectus relating to Perry Ellis' 2003 annual meeting of shareholders and Salant's special meeting with shareholders, both of which will be held on June 17th, 2003. The registration statement was declared effective by order of the SEC on May 19, 2003. And Perry

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00a.m. CT
                                                           Confirmation # 483198
                                                                          Page 3

        Ellis and Salant have mailed the joint property statement prospectus to their respective shareholders. The record dates for Perry Ellis' shareholders (entitle to) ((inaudible)) a notice of and to vote at the 2003 annual meeting of shareholders on - is May 14, 2003 as established by Perry Ellis' board of directors.

        At the annual meeting, Perry Ellis' shareholders will be asked to vote on a proposal to issue in the merger up to 3,250,000 shares of Perry Ellis' common stock to Salant's shareholders, to vote to elect three directors of Perry Ellis to serve for our three-year remaining term expiring at the 2006 annual shareholders meeting, and to vote on additional proposals that involve certain amendments to Perry Ellis' articles of incorporation and the 2002 stock option plan.

        The merger agreement between Perry Ellis and Salant was adopted on February 3, 2003, by Perry Ellis' board of directors, and Perry Ellis' shareholders are not being asked to vote to approve or ratify the merger agreement for state corporate law purposes. Under applicable regulations of the Nasdaq stock market, the issuance in the merger of the Perry Ellis shares with Salant shareholders is subject to shareholder approval. All other proposals are described fully in the joint proxy statement prospectus for the transaction which is on file with the SEC, which I referred to just earlier, and we encourage everyone to refer to such (filing and disclosures) therein for complete information about the merger of Salant and Perry Ellis.

        The registration statement and joint proxy statement prospectus contain important information about each of Perry Ellis and Salant, the merger, the persons who will be (soliticiting proxies) related to the merger, their agents in the merger, and related matters and information. Investors and shareholders may obtain free copies of these documents through the Web site maintained by the SEC at www.SEC.gov or at one of the SEC's other public reference rooms in New York City, New York, or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information with respect to the SEC's public reference rooms. Free copies of this document may be obtained from myself at 305-418-1294. My e-mail address is RoseMary.Trudeau@Perry Ellis.com. Perry

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00a.m. CT
                                                           Confirmation # 483198
                                                                          Page 4

        Ellis, Salant, and their respective executive officers and directors may be deemed to be participants in the solicitation of (profits) from the respective shareholders of Perry Ellis and Salant with respect to the transactions contemplated by the merger agreement.

        The joint property statement prospectus contains important information about the persons (soliciting the proxies) relating to the merger and their interests in such transactions. Information regarding Perry Ellis' officers and directors is included in the joint property statement prospectus. Information regarding Salant's officers and directors is included in Salant's annual report in form 10K for the fiscal year ended December 28, 2002. Free copies of the documents may be obtained from the SEC's Web site for each of the companies.

        Please be advised that to the extent that any (non-GAP) financial measures as defined in Regulation G of Securities & Exchange Act of
        (1934) ((inaudible)) are disclosed during this conference call, both, A, our presentation is the most directly preparable financial measures calculated and presented in forms of GAP, and, B, a reconciliation of the difference between the non-GAP financial measures presented and the most directly comparable financial measure or measures calculated and presented in accordance with GAP is available on Perry Ellis' Web site at www.Perry Ellis.com and will be accessible for a period of one month.

        Now, I would like you to welcome George Feldenkreis, our Chairman and Chief Executive Officer.

George Feldenkreis: Hi. Good morning. Thank you, Rosemary, and good morning to everybody. As you probably know, we have just celebrated our tenth anniversary as a public company. Since 1993 we have gone from 34 million in revenues to over 600 million next year by remaining profitable in every single quarter. I am proud and pleased to tell you that despite a highly challenging retail environment, we have begun another year with a strong first quarter. During the first quarter, total revenues and net sales exceeded the 100 million mark for the first time, a milestone for our company.

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                           05-22-03/9:00a.m. CT
                                                           Confirmation # 483198
                                                                          Page 5

        Strong performances in several areas validated our corporate strategy and (drove) our positive results. First we had (strength) our family of brands, decreasing our reliance on private label sales to mass merchants. Second, we have launched several new categories for our existing brands. And, finally, we have begun to reap the benefit of the (Jantzen) acquisition. In fact, (Jantzen) sales have (strived) under our managements. Sales for this period exceeded results for the comparable period a year ago prior to the acquisition.

        Our programs continue to experience strong (sale) through that retail. The feedback from our customers continue to be excellent, with the largest response coming from mid-tier department stores. Although our changed approach to this revision affected volume growth to some extent, the overall profitability of our business is improving and the brands are benefiting. Strategies that benefit our brand also help our licensees.

        Perry Ellis, one of the world's leading life-style brands, is a large and vibrant business. We are very pleased with the reception it continues to get from customers and consumers. Last April 30th, Women's Wear Daily published the (Brands Key) Second Annual Fashion Index which showed which brands ranked as consumer favorites. We're proud to report that among the crucial 21 to 34-year-old age group, Perry Ellis came in number five, ahead of Calvin Klein, DKNY, and Levis. For women, Perry Ellis finished seventh, earning higher brand awareness than Donna Karan and Gap, despite the fact that there hasn't been a Perry Ellis women's line since 1992. We are just introducing it this year.

        The survey results are a result to the - are as testament to the power of our brand. Additionally, the performance of our major brands, such as Cubavara, a strong department store brand, and we have another (shirt) company which you will hear about it from Oscar. As excited as we are about the continued success of our core business, the first quarter was crucial for our (Jantzen) division. Although a late start to spring weather diminished potential sales volume, we remain

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00a.m. CT
                                                           Confirmation # 483198
                                                                          Page 6

        convinced that (Jantzen) has tremendous growth ahead of us through product expansion such as men's swimwear and increased junior business. For this fall we will deliver (Jantzen) golf and (Jantzen) sweaters. We're also excited about the opportunities (delivered) in the (Jantzen) infrastructure through new licensing agreements.

        Nike and Tommy (swim) performed very well and continued to show strong prospects for growth. We're also particularly excited by the prospects for the new Nike line of men's swimwear, the first of its kind, an accessory that we will start shipping in December. We are confident that the license of Nike, one of the world's greatest brands, will be a very meaningful addition to our business.

        Excuse me (Clears throat). As we pursue growth and swimwear, we are pleased that the integration of the business has proceeded fairly smoothly and we're excited about the strong management team that we have recently assembled. The improvement in our operating margin during the first quarter of fiscal `03 certainly reflects that. That said, we have some substantial opportunities to further increase the operating profitability of the swim business. We are shifting the (sourcing structure) of the business. This past season, all of the (fabric) was cut domestically and then shipped to the Caribbean to be put together. Next year, we will increase our production in the Far East. That change, along with some product efficiency, should significantly enhance the product's gross profitability.

        Our licensing business continued to be an important source of revenue for our company. The quarter showed a five percent increase in licensing income compared to last year. Since the beginning of the year, we have added 14 new licensees, domestic and international. We're currently discussing agreements with another eight companies.

        We are excited about the short and long-term future of the company. The Salant acquisitions come up - coming up on June 19 offers multiple opportunities for growth for Perry Ellis and

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00a.m. CT
                                                           Confirmation # 483198
                                                                          Page 7

        growth for great brands like (Axis), (Rico Santrafian), and Ocean Pacific. Each one of these brands has tremendous up-side potential as we enlarge the distribution, reduce sourcing cost, increase product offerings, and create new licensing opportunities.

        We're very excited about the strategic direction of your company and our ability to provide on an array of brands to service retailers at all level of distribution. We feel that the ongoing growth opportunities are limited only by our own ability to implement our plan effectively. As we continue to integrate (Jantzen) and now prepare for the integration with Salant, we will find new opportunities to leverage our brands. We're excited that we can grow not only our earnings and cash-flow through top-line performance, but also as well through (incremental) profitability. We continue to be focused on making (your) company the premiere company in the apparel industry for revenues and return to shareholder.

        I'd like now to turn the mike over to Oscar.

Oscar Feldenkreis: As most of you know, the retail environment is very challenging, and men's wear particularly is relatively lackluster. Right now we are very fortunate to be one of the few stand-out companies in the industry with respect to ((inaudible)). Our swim division, which is driven primarily by (Jantzen), Nike, and Tommy Hilfiger brands, contributed 29 million of revenues for our first quarter. We are very optimistic about the growth prospects for (Jantzen) and our move into men's swim, men's sportswear, and ladies beach accessories.

        We feel that we are just scratching the surface of what we can do with these brands and the infrastructure we have created. We have been previewing our new 2003 swim lines with all of our brands, and retailers' reception has been extremely positive.

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00 a.m CT
                                                           Confirmation # 483198
                                                                          Page 8

         Our Hispanic-inspired sportswear brands have exceeded our expectations for the first quarter. Cubavera is currently in major department stores such as Federated and May Company. (Havenara) is available in key retailers such as J.C. Penny and Kohl's.

         We are presently selling in 250 J.C. Penny (doors) as a full collection, and we see the potential of adding 100 additional (doors) for holiday. Our Hispanic-inspired designs attract both the Hispanic consumer and the fashion consumer who are responding to the Latino influence of today's pop culture. We see this category continuing to grow through product extensions, such as boys, shoes, handbags, hats, as well as licensing opportunities. We have just signed licensees for boys as well as shoes.

         Our Natural Issue and Munsingwear traditional men's wear brands were strong contributors as well to the first quarter. These brands also realized significant increase over last year as key retailers such as J.C. Penney, Kohl's, (Stage Stores), and Sears. We see continuous product extension and additional licensing opportunities.

         The ("dress casual") business continues to grow as America becomes less formal at the workplace. Our John Henry brand is performing extremely well at retail. We see continued growth in these brands via product extensions into pants and possibly dress shirts in the very near future, as well as licensing. John Henry is currently available in 1,000 (doors), and we see continuing (door) expansion. Our national marketing campaign with Oscar De La Hoya has proven to be a huge success. Our golf brands, such as Ping and Grand Slam, were important contributors to our first quarter results. Ping in particular returned substantial increase in the first quarter over the same quarter of last year. Our Grand Slam line reversed its down-trend. We've had an overwhelming response to our new collection, which focuses on functional features and performance fabrics. The (ASI) Channel, or premium channel of distribution, was down in the first quarter due to slower sales. However, we expect to return to marginal growth for the second quarter.

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00 a.m CT
                                                           Confirmation # 483198
                                                                          Page 9

         We've expanded the companies marketing programs over the course of the year with signing of several high profile celebrities. We have signed boxing champion Oscar De La Hoya, who I've mentioned earlier, as a spokesman for the company's (John Henry) men's apparel line. (Deto Quintez, Jr.) will be our spokesman for the (Habanera) brand, and former British Open champion, (Mark Calcavecky) will represent the company's (Ping) collection apparel line. The visibility that these endorsement deals lent to our brand is significant. Even though our marketing expenditures for the quarter was up $1.8 million over the same period last year, we feel very strongly that in today's environments brand awareness is the key to survival. We will continue to see a reduction in private label business as we transform into a company driven by brand marketing. Our licensees are also experiencing growth as our brand's equity continues to grow.

         Before I turn the call over to Tim Page, I would like to say a few words of our focus for the balance of the year. We'll be working hard to smoothly integrate the Salant acquisition. We've been spending a lot of time with their associates - many of whom we've known for some time. I think that everyone on both sides of the deal is excited about the potential we have for growth and improvement. So far, this process has gone very well. We are feeling very good about our ability to continue to execute the basic business strategy and to add improvement (in) process between our organizations and opportunities of new growth. I am also pleased to say that based on the information that we have received the Salant brand such as Perry Ellis, (Axis), (Treeco), (Saint Rapheal), and (Ocean Pacific) men's are currently performing to plan.

         I'd like to turn over the call now to Tim Page our CFO.

Tim Page: Thanks Oscar. As has been mentioned previously, total revenue for the first quarter was a record for us. It increased 28 percent over last year to $108.3 million - up from $84.7 million. Net sales - the wholesale part of our business increased 29.6 percent to $101 million.

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00 a.m CT
                                                           Confirmation # 483198
                                                                         Page 10

         The top line sales growth was driven primarily by strong shipments of (Jantzen), Tommy, and Nike swimwear, which were $28.6 million for this year versus only a million and half dollars for the first quarter last year, which was the period right after we closed the (Jantzen) transaction. While swim shipments were strong, poor weather and concerns about the war did impact our re-orders during the latter part of the quarter.

         Net sales in our core non-swim-related men's business were 73.4 million in the first quarter of this year versus 77.5 million in the first quarter last year - a decrease of 4.1 million or 5.2 percent. The decrease was caused by a planned reduction in low margin, private label sales that both Oscar and (George) previously referred too.

         In particular, during this first quarter, our private label business with Target and K-Mart declined over $12 million. Importantly, we replaced about 75 percent or 8 million of the (Target-K-Mart) private label volume of sales to higher gross-margin-branded products sold to other channels of distribution. We want to stress that the impact of forgoing this lower margin business was fully planned and accounted for in the earlier revenue and (EPS) guidance that we had provided for this year and that based on the current level of backlog for our men's business we expect top line growth to be evidenced in the third and fourth quarter. For example, as Oscar said, our very successful (Habanera) program will be rolled out to additional (doors) at JC Penney this fall and holiday. (Jantzen open golf) will be in all (doors) at Kohl's beginning this third quarter. (Jantzen) sweaters will be in all (doors) at Kohl's beginning in the - and beginning in the fourth quarter we ship Nike men's swims - a huge new business opportunity for us. All of these are new programs. Adding to our confidence about the second half, our forward (back-bookings) for the (Jantzen) women's swim business are up over a 100 percent compared to the same period last year.

         Overall, gross profit dollars for the quarter were $36.7 million this year versus $26.8 million for the same period last year - and increase of $10 million or 37.2 percent. Gross margin increased 230 basis points from 31.6 to 33.9 percent. The increase in gross profit dollars for the quarter was

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00 a.m CT
                                                           Confirmation # 483198
                                                                         Page 11

         driven by three major factors. First, sales of (Jantzen) swimwear accounted for most of the increase - about $9.7 million. The second component of gross margin improvement was the growth in royalty income, which contributed another 300,000 of growth - of margin growth. The third factor in margin growth this year and a very significant one is that in spite of the 5.2-percent decrease in net sales in our core men's business that I just discussed total gross margin dollars in this segment of our business were flat with last year, and the gross margin percent for our core men's business improved a full 200 basis points to 2 - 28.3 percent reflecting more brand-focused product mix and less reliance on profit label. We expect this trend in gross margin improvement to continue. Excuse me.

         Selling, general, and administrative expenses for the first quarter this year excluding depreciation and amortization were 21.6 million as compared to 14.5 million for quarter one of last year - an increase of $7.1 million. This increase was expected and is in line with plan - 5.3 million of the increase is related to the (Jantzen) business including almost a million dollars of advertising. (Jantzen) had virtually no SG&A expense (in) quarter one of last year - 900,000 of the increase is investment in additional advertising in our men's business, as we heavily supported the rollout of our very successful (Habanera) program and other brand initiatives.

         The remaining $900,000 of increase in selling, shipping and general administrative expenses is related to professional fee costs associated with increased regulatory compliance requirements and an increase in headcount in some areas of the company as we continued our investment in brand-building - which, as I mentioned earlier, the results of which we will see evidence in the form of top-lines sales growth in the second half of this year.

         Net income after tax increased 18.1 percent to $5.6 million in the first quarter this year, as compared to 4.8 million last year, and was a record quarter for us.

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00 a.m CT
                                                           Confirmation # 483198
                                                                         Page 12

         Basic earnings per share were 87 cents per share - an increase of 15.8 percent on 6.45 million shares outstanding, as compared to 75 percent we reported last year.

         Fully diluted earnings per share in the first quarter increased 7.4 percent to 80 cents per share, as compared to 75 cents per share last year. It's important to note that in quarter one of this year, there were approximately 600,000 - or 10 percent - more fully diluted shares in the same period last year.

         The increase in fully diluted shares was driven by the strong performance of our stock during the first quarter, which then meant that options previously out of the money are now included in our diluted share basis.

         As of April 30th, borrowings under our revolving credit facility were approximately $31 million, and were attributable entirely to the seasonal (Jantzen) working capital requirements.

         As of yesterday, borrowings were approximately 19 million, and would be expected to be in the $10-million range right before we close the (Salon) transaction.

         First quarter end inventories were 45.6 million, as compared to $36.8 million last year - a 24 percent increase in inventories on a 29 percent increase in sales. The entire increase is the inventory of (Jantzen) swimwear, as comparable period inventories in our core men's business fell for the fifth consecutive quarter.

         Again, we are very pleased with the quarter, and we continue to be comfortable with the fiscal 2000 revenue forecasts in the $480-million range, net income in the $21-million range, and fully diluted earnings per share of approximately $2.60. These full-year projections assume that the (Salon) transaction closes in mid-June - excuse me - and fully takes into account our estimate of the number of new shares that will be issued in conjunction with the (Salon) transaction.

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00 a.m CT
                                                           Confirmation # 483198
                                                                         Page 13

         As for (Salon), we do expect the transaction to close on June 19th. The economies of the transaction continue to improve. We had originally projected (Salon's) cash on hand at closing to be 20 million. Our current projection is now in the $25-million-plus range - effectively decreasing our purchase price by another $5 million.

         (Salon's) business - as they recently reported with their first-quarter results - continues to perform very well, with sales up 11.7 percent and net income up over 300 percent compared to last year. We expect their strong performance to continue throughout the balance of the year.

         We look forward to closing the transaction, and with it, the realization of significant strategic growth opportunities and financial operating synergies it will provide us.

         Thank you. And I'll turn the call back to Rosemary and open the door - open the floor for questions.

         Thank you.

Rosemary Trudeau: We would like to now open up the floor for questions and answers.

Operator: Thank you. Ladies and gentlemen, if you would like to ask a question at this time, you may do so by pressing the star key followed by the digit one on your touch-tone telephone. One again, that was star one. If you are using a speakerphone, we please ask to make sure that your mute function is turned off to allow your signal to reach our equipment. And again, that was star one.

         We'll take our first question from Steve Martin with Slater Asset Management.

Steve Martin: Morning, guys, and congratulations on a good quarter.

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                            05-22-03/9:00 a.m CT
                                                           Confirmation # 483198
                                                                         Page 14

Male:  Thank you.

Steve Martin: Tim, on the guidance, can you clarify the guidance and some of the assumptions that are going into it, because there are a lot of moving pieces both for the next couple quarters and for the full year.

Tim Page:  Assumptions in terms of ...

Steve Martin: Shares outstanding, cost savings - (you know), how much - cost savings from the (deal), accounting adjustments ...

Tim Page: (I'm) ...

Steve Martin: ... you know, option - are more options going to kick in so the share count's going to change again?

Tim Page: We don't see any meaningful number of additional shares that'll kick in because of the option issue. (One that) ...

Steve Martin: So the seven-million-oh-twenty-nine is a rough number prior to the (deal) ...

Tim Page:  Correct.

Steve Martin: ... for what the second quarter will look like?

Tim Page: Correct.

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                                                 PERRY ELLIS INTERNATIONAL, INC.
                                                     Moderator: Rosemary Trudeau
                                                           05-22-03/9:00 a.m. CT
                                                           Confirmation # 483198
                                                                         Page 15

Steve Martin: OK.

Tim Page: The - we've assumed a number of new shares to be issued with the (Salon) transaction that's - you know, we've made an assumption on those shares - a fairly conservative assumption. We've made an assumption of no synergies from the (Salon) transaction. And we basically assumed operating results consistent with what they did last year to roll in for the balance of the year.

Steve Martin: When you say consistence with - consistent with what (Salon) did last year, you mean basically operating earnings on a year-over-year basis you're assuming to be flat for the ...

Tim Page: (Correct.)

Steve Martin:... third and fourth quarter.

Tim Page: Correct.

Steve Martin: OK.

Tim Page: And we did that just to be - to be conservative.

Steve Martin: OK. Oscar, can you talk about any potential new licenses on the (Jantzen) side or on the Perry Ellis side?

Oscar Feldenkreis: We're - currently on the (Jantzen) side, we have had discussions with some of the key retailers to identify a (woman's) sportswear vendor who can basically execute and source (their) product. So we're talking to some people currently today, as well as (there'd) probably be

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        an opportunity in boys' sportswear, as well, since that is not a category of interest for us currently right now going forward.

        In terms of Perry Ellis, as our (woman's) line gets off the ground, we feel that should create a definite opportunity in expanding into possibly maybe Perry Ellis accessories and other categories of product that we're currently not in.

        We will be also launching for the `05 season - which I did not mention
        - Perry Ellis and Perry Ellis America swimwear in ladies' wear, and also beach accessories. So that should be an opportunity for us for the `04 year. Not this year, but next year.

Steve Martin: (All right). And on the (Cuba Vera and Habanera) lines, are there
        - I know you've done some - you've done some footwear - are there further opportunities there?

Oscar Feldenkreis: We're doing boys', and the boys' licensee already has received some business with some key retailers. They're in the process now of finalizing that to an (all-door) distribution. They should be probably (at) about 300 (doors) by holiday around the country.

        And also, we're talking to (bet) licensees as we speak.

        And also, we've licensed a loungewear licensee for both brands, as well.

Steve Martin:  OK.

Oscar Feldenkreis: And there possibly is, you know, opportunities, as well, to do (Habanera and Cuba Vera), which we feel that, you know, the sexy Latin woman has a tremendous amount of opportunity, as well.

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         So we feel that once we get a full year underneath our belt, we'll be able to possibly look for a party that might be interested in expanding into helping us expand the brand into the (Woman's World).

Steve Martin: OK. And I know you'd planned K-Mart out of your business model due to, you know, both margin and K-Mart-related financial issues.

Male: Correct.

Steve Martin: Now that K-Mart is out of bankruptcy, you know, where do you stand on that?

Oscar Feldenkreis: Well, we're currently selling K-Mart, but to - not to the same level of exposure that we have had in the past. K-Mart has also taken an approach to - you know, they have less stores, as well. They're down to, I think - I don't know - twelve-hundred doors.

         And as well as currently right now, we are - there's a special meeting with key vendors on June 25th that we'll be able to hear (ELS Eddie Lambert) talk, and see what the new direction is of the company going forward.

         But our focus is really to, you know, to do what our current existing programs are with them.

         They have seen our lines. I was up there about two weeks ago. And there is opportunity, but on a cautious level.

Steve Martin: Good. Thank you very much.

Oscar Feldenkreis: Thank you, Steve.

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Operator: We'll take our next question from Clark Orsky, with KDP Capital
         Management.

Clark Orsky: Oh, hi. I was just wondering what trend you've seen on pricing in the past few quarters - you know, volumes have been up but pricing down. I'm just wondering if it's still - you're seeing that trend in (Jantzen) and (in core) men's.

Oscar Feldenkreis: We see definitely there is a - an environment out there of price compression does - is definitely continuing, even though the swimwear business on the junior side has been extremely strong, and so has the men's side.

         The - but overall, we're definitely in a - in an environment were price deflation is extremely aggressive.

Tim Page: It's a little - it's a little hard for us to sort out the exact impact, as we're changing, kind of, price points that we're selling in because of, you know, selling into different channels. You know, we see a little bit increase in average price, but it's probably not as much as we would have - would have thought it would have been if we - if we sat here a year ago, (because) there is a - there is a downward pressure at all - at all levels of distribution.

Clark Orsky: Do you - do you see that bottoming anytime soon? Or is that just going to be, for the foreseeable future, something you got to contend with?

Male: I (feel) that for the foreseeable future, (we're) going to have to (contend to) lower prices, because retailers haven't figured out - most of them - how to (set up) better prices.

         And the consumer has (now) been used to seeing sales every day and
         (our) low (prices) every day, et cetera, et cetera. There is, in addition to that, you have the issue of the (lower quotas) in 2005, and we are only 18 months away from that. And when (quotas) are removed, it's expected

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         that prices will fall in the (Orient), and consequently will continue to fall in - (as you land) product, and it will have a reflection in retail prices.

         So we feel that the best avenue for us to grow in sales and profitability is to increase our brands and our product offering, because I don't see any relief for anybody on the (price front).

         That's why we feel that our strategy and our plan is the best.

Male: That said, certainly a little overall inflation would be good for a lot of people.

Male: (Solidly.)

Clark Orsky: I guess just one other thing - just a housekeeping item - what your availability under the revolver was?

Tim Page: (Tony), have you got that? Or Rosemary?

Rosemary Trudeau: Yes. It was approximately 38 million.

Male: Thank you.

Operator: And once again, ladies and gentlemen, press star one on your touch-tone telephone. We'll take our next question from Jeff Stewart with Wachovia Securities.

Jeff Stewart: Thank you. Let's see -- Oscar, I just wanted to ask you -- could you comment at all about the rest of the swimwear season that's left that's going to affect the second quarter. Do you -- are you concerned that because of weather you're going to end up having to deal with some markdowns and what's left on the shelf at inventory?

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Oscar Feldenkreis: We're definitely -- well, the -- as you know, it's about 50 degrees, I think, in the Midwest currently right now. So I think that the overall environment in the swimwear market is not that good. There are pockets of success, as I mentioned, more on the junior side, more on the fashion side. I think that the missy side is much more difficult. So we will definitely have to deal with markdowns, which is, I guess, a norm in today's retail/wholesale apparel industry business.

Jeff Stewart: I did see, I think, this weekend, that there were -- I believe it was The Gap was already out discounting their suits. I'm just -- I'm wondering if you're already -- are you already seeing that?

Oscar Feldenkreis: Well, I think retailers are seeing, in general, not only with swimsuits, but, you know, overall inventory levels at retail are substantially higher, due to, you know, planned growth that was basically initiated from last year where you're seeing that as a process to start affecting a promotional calendar much more earlier than in prior years. I'm sure that we're seeing a lot more of sales much earlier in the month of -- as early as in May leading into June. Not so much on the swimwear category, but on an overall category we're seeing that because there is definitely inventory compressions at retail today.

Tim Page: Jeff, that said, we've got fairly aggressive markdown assumptions built into our assumptions about the rest of the year.

Jeff Stewart: I know you were a little light on inventory going into the season.
         Is that going to turn out to help you out?

Tim Page: Yes.  Yes.

Jeff Stewart: OK. I don't -- you may not break this out, but can you possibly tell me the -- what was the revenue contribution from the (Jantzen) royalty in the first quarter?

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Tim Page:  I don't have that number with me.  Unfortunately, I'm in L.A. and I don't have that ...

Male: (Jantzen) was about 28 million for the quarter.

Tim Page: The license -- you want licensing or just ...

Jeff Stewart: The licensing -- the licensing revenue.

Male: The licensing contribution was approximately a quarter of a million dollars.

Jeff Stewart: So the quarter was still up, even if you exclude that.

Tim Page: Yes.

Jeff Stewart: OK. Real -- just quickly, looking into the second half for the rest ...

Male: Jeff, one minute. ((inaudible)) license, but then they got my million dollar in advertising.

Jeff Stewart: OK. All right. If you -- if you look towards the end of the year, Tim, and it looks like -- I think it's all in the press release that you're looking for a June 19th close on the -- on the -- on the acquisition.

Tim Page: Yes.

Jeff Stewart: If you -- if you sort of look towards the end of the year, you say say that the company has around 25 million cash balance. And I think your cash outlays were supposed to be 52 million. So is 210 million -- is that a fair projection for the total debt balance at year-end?

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Tim Page:  At ...

Jeff Stewart:  At the end of the year.

Tim Page:  Fiscal year end?

Jeff Stewart:  Correct -- 1-31-04.

Tim Page:  I think our number was a little bit lower than that.

Jeff Stewart:  OK.  All right.  So in the range, then.

Tim Page:  In the range.

Jeff Stewart: I was looking at possibly the core business kicking off maybe 13 to 14 million in free cash flow. You ended the year last year with about 190 million in debt so I thought -- back that up to 180 on the core and add the -- add the net cash for the -- for the acquisition. I was coming around with like 200 -- 205.

Tim Page:  Yes.

Jeff Stewart:  Are you saying that's fair?

Tim Page:  Yes.  That's fair.

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Jeff Stewart:  And what is the -- what do you think the inventory piece that's going to be on here at the end of the year from -- or even at the acquisition that's coming in from Salant? What do you think is -- what's the ...

Tim Page: It should be about what we had last year -- I don't see that -- you know, if you add all the pieces together, it'd be, you know, a $90 million number, maybe a little less.

Jeff Stewart:  OK.  And ...

Tim Page: We had -- we -- you know, we -- you know, we may have a little less or a little more depending upon how big the (Janzten) business gets, you know, next year because at year-end, that's the absolute high point of (Janzten) inventory.

Jeff Stewart:  But that would be a high-class problem and ...

Tim Page:  Right.

Jeff Stewart: OK. And lastly, just -- any update on whether or not there's been any issues that you foresee, related to China and sourcing that might be lurking out there?

Male: No, we don't -- we don't see an issue. I think the -- while SARS is a tragedy, it hasn't really affected as much as -- some people have used it as an excuse. And it has cut down on traveling, but we're using, really, a (confidencing) and we don't see any major issue with China, frankly.

Jeff Stewart: Actually, that -- actually, one more question. And that is a couple of sort of core consumer product companies are talking about some new areas in China. I guess some of the -- some of the areas where our sourcing is being done and I don't know if this is just consumer products or

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       consumer products and apparel, but it does appear that some new areas are opening up, that the average wage in some of the old areas is rising.

       So the production is moving in new areas and there have been some significant price reductions on manufacturing costs. And I'm wondering -- are you seeing that and do you foresee being able to shift into some lower cost zones, even within China?

Male: Jeff, you have to remember that China is a country the size of the United
       States. And the economic development in China have been sent from the -- from the east coast -- from (Bellian) south to Hong Kong (Shen-Shen) area. And that's about 400 million people. Now, that is 800 and 900 million Chinese (to the works of that) and it's only now that people are starting to move into that area. That's the area around the (Chendu) province, (Che Swan Jonkin) where Chang Kai-Chek used to be. Which -- those areas -- there are hundreds of millions of people that haven't been -- that haven't been working really and -- for this kind of industry. For the potential for China is tremendous as far as growth is concerned.

Jeff Stewart: And those areas appear to be ...

Male: Those areas are lower cost -- no question about it. The problem with those areas, frankly, have been the logistics of it because China is substantially going well. There aren't that many highways. So they depend a lot on rail for (it). And that can slow down things. So depending how much of savings -- because in the -- in the eastern coast or the north, (sales) are still in the 80 to $100 area. So how much can you save, even if you go to $30 -- to, I mean, to $60 dollar -- something like that a month. It does -- it's not material when you have delayed logistics. After it is expanded, it's going to get better.

Jeff Stewart: OK.

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Male: Until they improve the logistics on the (rent) systems.

Jeff Stewart: And what do you think the timeframe on that is?

Male: I'm sorry.

Jeff Stewart: What do you think the timeframe for improvement on logistics is?

Male: That's a 10-year process, although the Chinese have been ready first in creating stuff very, very fast. But I mean, within the five to 10-year time period -- timeframe -- you're going to see improvements and more and more people going to the (west) because what's happening now with the opening of Vietnam and of the peninsula is the Chinese are -- feel now that they are going to be more aggressive in trying to keep the industries from moving south. So it's -- the logistics of the interaction of the whole work in Asia is very interesting. But it's going to be much more competitive up to 2005.

Jeff Stewart: OK. Well, and actually, you just -- you mentioned that there was a big piece of the quota that ran off this year. Have you seen any movement from that?

Male: No, I think the United States is going to stand strong quarters as far as not opening up because they're -- in past years, what they used to do is take from next year and pass it to this year. But next year quarters are finishing. So there is no -- there is no incentives to transfer any. So whatever quarters are embargoed this year towards September, October, they're going to stay embargoed until January. We feel that we are not going to be suffering from that and our projections -- and with every manufacturer, et cetera, on our overseas offices do not project any embargo groups.

Jeff Stewart: All right. Thank you.

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Male: You're welcome.

Operator: And ladies and gentlemen, as a final reminder, it's star one to ask a question. We do have a follow-up question from Jeff Stewart.

Jeff Stewart: Well, I got off because I though somebody else might ask you a question. Tim, I forgot to ask you what are you assuming the operating income and net income contribution from Salant in the second half of the year. Shall we just go back to the 8-K and pull that right off of there from last year? Is that what your estimate is?

Tim Page: What we basically assumed is half of what they did last year.

Jeff Stewart: OK. And equal contribution to the two quarters or two-thirds.

Tim Page: It's just half of the number for the second half of the year.

Jeff Stewart: OK.

Tim Page: I mean, excuse me -- I'm just -- I've said that wrong. Take the total year number and divide it by two.

Jeff Stewart: And so that's an operating profit and then just use your own tax income -- your tax rate to get ...

Tim Page: Right. The combined tax rate will be a little lower and our combined tax rate with them will be a little lower than what our tax rate was overall last year.

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Jeff Stewart: OK. All right. Thank you.

Tim Page: OK.

Operator: And ladies and gentlemen, we are standing by with no questions at this time.

Male: Well, I want to thank everybody for being so supportive. As I said, we are very, very excited about our future and the merger with Salant is going to be tremendous for all our stockholders. And thank you all for your strong efforts and (all our) ((inaudible)). Have a good day.

Male: Thank you.

Operator: Once again, ladies and gentlemen, that does conclude today's call.
       Thank you for your participation. You may now disconnect at this time.

                                       END